Drinker Biddle & Reath LLP
                                One Logan Square
                             18th and Cherry Streets
                             Philadelphia, PA 19103
                             (215) 988-2700 (Phone)
                                 (215) 988-2757
                                   (Facsimile)
                              www.drinkerbiddle.com

October 16, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Allegiant Funds and Allegiant Advantage Fund (together, the
     "Trusts")/Definitive Proxy Materials
     REGISTRATION NOS. 33-00488/811-04416 AND 33-65690/811-07850, RESPECTIVELY

Ladies and Gentlemen:

     Enclosed for filing pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934, as amended, please find a copy of the Registrant's Definitive Proxy Statement, Notice of Special Meeting of Shareholders and Form of Proxy Card (collectively, the "Proxy Materials"). These Proxy Materials are being filed in connection with a Special Meeting of Shareholders of the Trusts being held (1) to approve the election of Trustees to the Boards of Trustees of the Trusts; (2) to approve the reorganization of each Trust from a Massachusetts business trust into a Delaware statutory trust pursuant to an Agreement and Plan of Reorganization, Conversion and Termination; (3) to approve a new investment advisory agreement with PNC Capital Advisors, LLC for each Fund of the Trusts; and (4) to approve the Amended and Restated Rule 12b-1 Distribution Plan for Class A Shares. The Trusts anticipate mailing the Proxy Materials to their shareholders on or about October 19, 2009.

     Questions and comments may be directed to the undersigned at (215)
988-2867.

                                        Very truly yours,


                                        /s/ Michelle M. Lombardo
                                        ----------------------------------------
                                        Michelle M. Lombardo